

December 11, 2013

Via E-mail
Mr. James E. Lynch, Jr.
Chief Executive Officer
Freebutton, Inc.
545 Second Street, #4
Encinitas, CA 92024

> **Re: Freebutton, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
> **Filed November 19, 2013**
> **File No. 0-54009**

Dear Mr. Lynch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

Corporate History, page 1

1.   In future filings, please disclose that your predecessor never generated revenue and was a shell company.

Our Websites, page 2

2.   With a view towards future disclosure, please tell us, in light of your lack of revenue, how your company has been able to donate one cent to a charitable organization for every user attempt. If instead, this is your company's plan going forward, please clarify.

Our Competition, page 3

3.   In future filings, please clearly explain and substantiate your claimed competitive advantage, "unique" business model, and statements regarding having a model that no one else employs. Refer to Item 101(h)(4)(iv) or Regulation S-K.

4.   We note your company's indication that James Lynch is a founder of the company, but the *Change of Control* section on page 1 indicates that he is not. Please correct in future filings.

5.   With a view towards future disclosure, please tell us whether you currently have any patents pending. Refer to Item 101(h)(4)(viii) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 6

Market Information, page 6

6.   We note that you provide the range of high and low bid information for your common equity for only the two most recent quarterly periods, although your company has been on the OTC Bulletin Board since August 2010. In future filings, please provide this quarterly information for your two most recent fiscal years. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Recent Sales of Unregistered Securities, page 7

7.   With a view toward future disclosure, please tell us why you issued common stock under the 2013 Equity Incentive Award Plan to three service providers.

8.   In future filings, please name the persons or identify the class of persons to whom the securities were sold and state briefly the facts relied upon to make the exemption from registration available. Refer to Items 701(b) and (d) of Regulation S-K.

Item 10. Directors, Executives, and Corporate Governance, page 13

9.   In future filings, please disclose your executives' complete business experience for the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Item 11. Executive Compensation, page 15

Compensation Committee Interlocks and Insider Participation, page 16

10.   We note that under this section you state that your sole director is Fawad Maqbool, but he is not a listed anywhere else on this form nor has he signed the report. Please either amend this form to reflect Mr. Maqbool's role or correct this reference in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Item 1. Financial Statements

Note 5 – Convertible Promissory Note, page 13

11.   Based on the conversion terms of the convertible promissory notes you issued and on the market price of your stock during the period, as well as the cash price paid for shares you issued during the period, it appears to us that these notes include a beneficial conversion feature that does not appear to be accounted for in your financial statements. Please explain to us how you determined your accounting for the convertible promissory notes is appropriate and complies with ASC 470-20. This comment is also applicable to the convertible promissory notes you issued during FY 2012.

Note 6 – Asset and Business Acquisition, page 15

12.   We note your disclosure that Media Rhythm operates a marketing and advertising business that primarily caters to sports media such as magazines and websites and that James Lynch, your President, Chief Executive Officer, Secretary, and sole Director is the President and sole shareholder of Media Rhythm. In regard to your recent acquisition of Media Rhythm, please address the following:

- Amend your Form 8-K to provide the historical and pro forma financial statements required by Rules 8-04 and 8-05 of Regulation S-X;

- Since the acquisition is a non-cash transaction, it does not appear to us that it is appropriate to present it in your statement of cash flows based on the provisions of ASC 230-10-50-3; and

- Since the acquisition results in significant goodwill, provide the disclosures required by ASC 805-30-50. Specifically address how the purchase price was determined and why the amount of goodwill recorded is so significant to the purchase price. Also, address if and how you assessed the goodwill for impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3246 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief